

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 25, 2017

David T. Merrill
Chief Financial Officer
Unit Corporation
8200 South Unit Drive
Tulsa, Oklahoma 74132

   Re: Unit Corporation
     Form 10-K for Fiscal Year Ended December 31, 2016
     Filed February 28, 2017
     File No. 001-09260

Dear Mr. Merrill:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/H. Roger Schwall

       Roger Schwall
       Assistant Director
       Office of Natural Resources